UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 3, 2025, GH Research PLC (the “Company”) reported the primary endpoint was met in a randomized, double-blind, placebo-controlled Phase 2b clinical trial with GH001, an inhalable mebufotenin product candidate, in patients with treatment-resistant depression (TRD) (GH001-TRD-201), and will host a previously announced conference call to present this update. A copy of the press release is exhibited hereto as Exhibit 99.1 and a copy of the investor presentation to be used for the conference call is attached hereto as Exhibit 99.2.

The fact that this press release and investor presentation are being made available should not be deemed an admission as to the materiality of any information contained in the materials. The information contained in the press release and investor presentation is being provided as of February 3, 2025, and the Company does not undertake any obligation to update the presentation in the future or to update forward-looking statements to reflect subsequent actual results.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated February 3, 2025
99.2	Clinical Data Presentation dated February 3, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: February 3, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance